YUHE INTERNATIONAL, INC.
301 Hailong Street
Hanting District, Weifang, Shandong Province
The People’s Republic of China

June 21, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Ms. Amanda Ravitz

Re:	Yuhe International, Inc.
Registration Statement on Form S-3
File No. 333-167246

Dear Ms. Ravitz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Yuhe International, Inc. (the “Company”), hereby respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-167246) (the “Filing”) be accelerated and that it be declared effective at 9:00 a.m. (EDT), on Wednesday, June 23, 2010, or as soon as practicable thereafter.

In connection with this request for acceleration, the Company acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Sakowitz at (212) 294 2639 or Simon Luk at (852) 2292 2222 with any questions you may have concerning this request.  In addition, please contact Mr. Sakowitz and/or Mr. Luk when this request for acceleration has been granted.

Very truly yours,

By:	/s/ Gao Zhantao
Name:	Gao Zhantao
Title:	Chief Executive Officer
Yuhe International, Inc.

cc:	David Sakowitz and Simon Luk, Winston & Strawn LLP